January 21, 2025

Erik L. Johnson
President and Chief Executive Officer
Transcontinental Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234

        Re: Transcontinental Realty Investors, Inc.
            Income Opportunity Realty Investors, Inc.
            Schedule TO-T/A filed January 16, 2025, by Transcontinental Realty Investors,
            Inc.
            File No. 005-45693
            Schedule 13E-3/A filed January 16, 2025, by Transcontinental Realty Investors,
            Inc.
            File No. 005-40410
Dear Erik L. Johnson:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

1. We note your response to prior comment 3. Exchange Act Rule 0-11(b) provides that filing fees are to be calculated at the time a statement required pursuant to Section
       13(e)(1) is filed based on the "value of the securities proposed to be acquired"
       (emphasis added). Please update the Filing Fee Table (and the resulting filing fee) to be consistent with the estimated $1,800,000 required funds as set out on page 27 of the Offer to Purchase. See Exchange Act Rule 0-11(b)(2). Note that if additional shares beyond the number sought are accepted, any additional filing fee may be paid in accordance with Exchange Act Rule 0-11(a)(3).
 January 21, 2025
Page 2
Schedule 13E-3/A filed January 16, 2025, by Transcontinental Realty Investors, Inc.
Financial Statements, page 3

2. Refer to comment 22 in our prior comment letter. You have incorporated by reference financial statement disclosure contained in certain periodic reports filed by IOR.
       However, Instruction 1 to Item 13 of Schedule 13E-3 mandates that where you do so, summary financial information must be included in the disclosure materials disseminated to shareholders. Revise to include the required summary financial statement disclosure required by Item 1010(c) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions